Timothy R. Millage Vice President, Chief Financial Officer and Treasurer (563) 383-2135 tim.millage @lee.net

February 10, 2022

Division of Corporate Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 26, 2021
File No. 001-06227

To Whom It May Concern:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Timothy R. Millage, Chief Financial Officer of the Company dated January 31, 2022, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 26, 2021 (“Form 10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 26, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

SEC Comment 1:

We note from your Form 10-K that the aggregate market value of your common stock held by non-affiliates was approximately $142 million at March 31, 2021. In this regard, it appears you meet the threshold for an accelerated filer rather than a non-accelerated filer. Refer to Rule 12b-2 of Exchange Act.

Company Response:

We agree Lee is an accelerated filer and had filed our Form 10-K under the requirements of an accelerated filer. Checking the non-accelerated filer box on the cover page was an administrative error. We will check the accelerated filer box in all future filings. We made this change in our Quarterly Report on Form 10-Q for Quarterly Period Ended December 26, 2021 (“Form 10-Q”).

SEC Comment 2:

We note your presentation of cash costs and total operating revenue less cash costs in the table on page 16. Your presentation of cash costs and total operating revenue less cash costs within your table of operating results, as reported in the consolidated financial statements is not appropriate as it gives the appearance that the measures have been prepared in accordance with GAAP. Please remove or alternatively, you may revise to separately present the non-GAAP measures below your GAAP income statement, and clearly identify the measures as non-GAAP. Further, revise your filing to include reconciliations for both non-GAAP measures to the most directly comparable GAAP measure. Lastly, please revise your MD&A to precede the disclosure of non-GAAP measures with your Results of Operations disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Refer to Question 102.10 of the C&DI on Non-GAAP Financial Measures.

Company Response:

The Company will remove “total operating revenue less cash costs” and “Cash Costs” from any tables presented within our “Results of Operations” disclosure and expand our disclosures on “Cash Costs” under our “Reconciliation of Non-GAAP Financial Measures” in future filings. An example of the expanded disclosure is provided below. The Company agrees to move our non-GAAP measures disclosure to immediately succeed our “Results of Operations” disclosure in all future filings. These changes are reflected in the Form 10-Q.

Included under header “RECONCILIATION OF NON-GAAP FINANCIAL MEASURES” immediately succeeding the reconciliation of Adjusted EBITDA.

SEC Comment 3:

We note that you appear to operate in one segment. Please tell us and revise your notes to the consolidated financial statements to disclose the factors used to identify your reportable segment, including the basis of organization, and whether operating segments have been aggregated into one reportable segment. Refer to ASC 280-10-50-21.

Company Response:

Determination of reportable segments is based on guidance in ASC 280 and below includes the analysis of the applicable guidance for the Company.

Operating decisions are made by Lee’s Chief Executive Officer (“CEO”) with input from the CEO team, which consists of two vice presidents with primarily revenue responsibilities, as well as other company executives including our CFO. Lee’s CEO has final decision making authority, allocates resources and assesses operating results and is therefore the chief operating decision maker (“CODM”) as defined in ASC 280-10-50-5.

The Company consists of approximately 50 strategic business units (“SBU’s”). The SBU’s generally include print and digital subscription products and the associated advertising and marketing services.

Each of the SBUs incur comparable types of costs (compensation, newsprint/ink and other costs) to generate similar sources of advertising and marketing services revenue and subscription revenue. The SBU’s produce products in a similar manner, have the same class of customers, and use the same distribution processes. As a result, each SBU engages in the same business activities.

Separate operating results of each SBU are not reviewed by the CODM. The CODM reviews consolidated statements of income and consolidated balance sheets on a monthly basis, and reviews the consolidated statements of cash flows (“SOCF”) on a quarterly basis. The balance sheets and SOCF are only prepared on a consolidated level. Selective revenue and expense details by SBU are reviewed by the CODM, however, the focus of those reviews is on details of advertising and marketing services revenue by SBU and subscription revenue by SBU. Complete operating results or other profitability measures by SBU are not reviewed by the CODM. Further, business decisions by the CODM, including the allocation of resources, are determined based on reviewing consolidated information.

As a result of the factors listed above, the Company operates its business as one operating and reportable segment.

We agree with the Commission’s comments and agree to expand our disclosure on segment reporting in future filings to include additional information on factors used to identify our reportable segments, including the basis of organization, and explain that we manage our business as one operating segment and one reportable segment. Below is a draft of our expanded disclosure:

Segments

Our business consists of approximately 50 strategic business units (“SBU’s”). The SBU’s generally include print and digital subscription products and the associated advertising and marketing services. Each of our SBUs comparable types of costs (compensation, newsprint/ink and other costs) to generate similar sources of advertising and marketing services revenue and subscription revenue, they produce products in a similar manner; they have same class of customers and they use the same distribution processes. In other words, each SBU engages in the same business activities.

Separate operating results of each SBU are not reviewed by the CODM. The CODM reviews consolidated statements of income and consolidated balance sheets on a monthly basis, and reviews the consolidated statements of cash flows (“SOCF”) on a quarterly basis. The balance sheets and SOCF are only prepared on a consolidated level. Selective revenue and expense details by SBU are reviewed by the CODM, however, the focus of those reviews is on details of advertising and marketing services revenue by SBU and subscription revenue by SBU. Complete operating results or other profitability measures by SBU are not reviewed by the CODM. Further, business decisions by the CODM, including the allocation of resources, are determined based on reviewing consolidated information.

* * * *

In connection with the response to this letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of this disclosure in the filing
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filling; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2135.

Sincerely,

/s/ Timothy R. Millage

Timothy R. Millage

Vice President, Chief Financial Officer and Treasurer